Securities and Exchange Commission
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                        (Amendment No. __)*

               FROZEN FOOD EXPRESS INDUSTRIES, INC.
                         (Name of Issuer)

                   Common Stock, $1.50 Par Value
                  (Title of Class of Securities)

                             359360104
                          (CUSIP Number)

                          Sarah M. Daniel
                             612 Linda
                       El Paso, Texas 79922
                          (915) 581-5947
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          August 22, 1996
                   (Date of Event Which Requires
                     Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box. _

Check the following box if a fee is being paid with this statement._ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)
                       (Page 1 of 12 Pages)

CUSIP No. 35 93 60 104                  13D              Page 2 of 12 Pages

1    Name of reporting person                            Sarah Melanie Daniel
     S.S. or I.R.S. Identification Nos. of above person

2    Check the appropriate box if a member of a group*        (a)_____
                                                              (b)_____

3    SEC use only

4    Source of funds*                                         OO

5    Check box if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)                  _____

6    Citizenship or place of organization                     United States

  Number of
   Shares          7    Sole voting power                        68,047

  Beneficially
    Owned          8    Shared voting power                   1,396,163

   By each
  Reporting        9    Sole dispositive power                   68,047

   Person
    with          10    Shared dispositive power              1,396,163

11   Aggregate amount beneficially owned by each
     reporting person                                         1,464,210

12   Check box if the aggregate amount in row (11)
     excludes certain shares*                                 ______

13   Percent of class represented by amount in row (11)             8.9%

14   Type of reporting person*                                       IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 35 93 60 104                  13D              Page 3 of 12 Pages

1    Name of reporting person                            Lucile Burford Fielder
     S.S. or I.R.S. Identification Nos. of above person

2    Check the appropriate box if a member of a group*        (a) _____
                                                              (b) _____

3    SEC use only

4    Source of funds*                                         OO

5    Check box if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)                  _____

6    Citizenship or place of organization                     United States

  Number of
   Shares          7    Sole voting power                         4,592

  Beneficially
     Owned         8    Shared voting power                   1,333,332

   By each
  Reporting        9    Sole dispositive power                    4,592

  Person
   with           10    Shared dispositive power              1,333,332

11   Aggregate amount beneficially owned by each
     reporting person                                         1,337,924

12   Check box if the aggregate amount in row (11)
     excludes certain shares*                                 _____

13   Percent of class represented by amount in row (11)             8.1%

14   Type of reporting person*                                       IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 35 93 60 104             13D                   Page 4 of 12 Pages

1    Name of reporting person                            Weller Investment Ltd.
     S.S. or I.R.S. Identification Nos. of above person

2    Check the appropriate box if a member of a group*        (a)_____
                                                              (b)_____

3    SEC use only

4    Source of funds*                                         OO

5    Check box if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)                  _____

6    Citizenship or place of organization                     Texas

  Number of
   Shares          7    Sole voting power                     1,333,332

  Beneficially
     Owned         8    Shared voting power                         -0-

   By each
  Reporting        9    Sole dispositive power                1,333,332

   Person
    with          10   Shared dispositive power                     -0-

11   Aggregate amount beneficially owned by each
     reporting person                                         1,333,332

12   Check box if the aggregate amount in row (11)
     excludes certain shares*                                 _____

13   Percent of class represented by amount in row (11)             8.1%

14   Type of reporting person*                                       PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                         Page 5 of 12 Pages

                           INTRODUCTION

The information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Weller Investment Ltd., a Texas limited partnership (the "Partnership"), was formed by Edgar O. Weller and his wife, Melanie
A. Weller, with Mr. Weller serving as the general partner. In connection with its formation, Mr. and Ms. Weller contributed 1,333,332 shares (adjusted to reflect the effect of subsequent stock dividends) of the common stock, $1.50 par value per share (the "Common Stock"), of Frozen Food Express Industries, Inc., a Texas corporation (the "Company"), to the Partnership. On August 22, 1996, Mr. Weller transferred 50% of the general partnership interest in the Partnership to each of his two daughters, Sarah M. Daniel ("Ms. Daniel") and Lucile B. Fielder ("Ms. Fielder," and together with Ms. Daniel and the Partnership, the "Filing Parties").

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $1.50 per share, of Frozen Food Express Industries, Inc. The principal executive offices of the Company are located at 1145 Empire Central Place, Dallas, Texas 75247.

Item 2.   Identity and Background.

     (a)  Name:

          This statement is filed on behalf of Weller Investment Ltd., a Texas limited partnership (the "Partnership"), and the co-general partners of the Partnership, Sarah M. Daniel and Lucile B. Fielder. Each Filing Party disclaims responsibility for the completeness and accuracy of the information contained in this statement concerning the other Filing Parties.

     (b)  Address of the Filing Parties:

          Sarah M. Daniel
          612 Linda
          El Paso, TX 79922

          Lucile B. Fielder
          1318 Clear Fork
          Lockhart, TX 78644
                                                            Page 6 of 12 Pages

          Weller Investment Ltd.
          c/o Sarah M. Daniel
          612 Linda
          El Paso, Texas 79922

     (c)  Present principal occupation:

          The Partnership is a private, family investment company. Ms. Daniel is a certified public accountant at Lauterbach, Borschow & Co., 715 N. Oregon, El Paso, Texas 79902.
          Ms. Fielder is a title insurance agent at Countywide Abstract & Title, Inc., 100 East Market Street, Suite 212, Lockhart, Texas 78644.

     (d) During the last five years, no Filing Party has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Filing Party was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          Both Ms. Daniel and Ms. Fielder are United States citizens. The Partnership is a Texas limited partnership.

Item 3.   Source and Amount of Funds or Other Consideration

          Ms. Daniel and Ms. Fielder each acquired a 50% general partner interest in the Partnership from Mr. Weller, their father, in exchange for limited partnership interests in the Partnership.

          The Partnership acquired its shares of Common Stock in
          December 1992 in connection with its formation through
          capital contributions of Common Stock by Mr. and Ms.
          Weller.  Mr. and Ms. Weller acquired such shares of
          Common Stock either prior to the Company becoming a
          reporting company under the Act, through stock dividends
          or through the exercise of options issued by the Company.
                                                         Page 7 of 12 Pages

Item 4.   Purpose of Transaction.

          The acquisition by each of the Filing Parties has been made for investment purposes. However, each of the Filing Parties will continually evaluate the business, financial condition, and prospects of the Company, market price of the Common Stock, return on investment, alternative investments, and conditions in the economy and in the industry in which the Company is engaged with a view toward determining whether to hold, decrease or increase its or her investment in shares of Common Stock by either of them or by the Partnership. From time to time on or after the date of this statement, based upon such evaluation, any of the Filing Parties may sell all or a portion of its or her shares of Common Stock, or may purchase additional shares of Common Stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

          None of the Filing Parties have any current definitive plan, arrangement, or understanding to gain control of the Company or to seek to cause the Company or any of its subsidiaries to be merged, reorganized, or liquidated, to sell or transfer any assets of the Company or any of its subsidiaries, to cause the Company to change its current board of directors or management, capitalization, dividend policy, business, corporate structure, charter, or bylaws or to cause the Common Stock to cease to be quoted on NASDAQ or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5.   Interest in Securities of the Issuer.

          The Partnership owns beneficially, and has the sole power to vote and dispose of, 1,333,332 shares, or 8.1%, of the outstanding Common Stock.

          Ms. Daniel directly owns and has the sole power to vote and dispose of 68,047 shares, or 0.4%, of the outstanding Common Stock, of which 730 shares are held as custodian for her daughter Kiirstin Daniel ("Kiirstin"). Ms. Daniel and her husband, Arthur L. Daniel ("Mr. Daniel"), jointly own and have shared power to vote and dispose of 62,831 shares, or 0.4%, of the outstanding Common Stock. Additionally, Mr. Daniel owns and has the sole power to vote and dispose of 2,860 shares of Common Stock. Since Ms. Daniel has no power to direct the voting or disposition of the Common Stock that is individually owned by Mr. Daniel, Ms. Daniel disclaims beneficial ownership of those shares.

                                                         Page 8 of 12 Pages

          Ms. Daniel, as one of the two general partners of the Partnership, has shared power to direct the vote and disposition of the 1,333,332 shares of Common Stock owned by the Partnership. If Ms. Daniel is deemed to own beneficially the 1,333,332 shares of Common Stock owned by the Partnership, she would own beneficially 1,464,210 shares of Common Stock, representing 8.9% of the outstanding Common Stock.

          Ms. Fielder directly owns and has the sole power to vote and dispose of 4,592 shares, or less than .1%, of the outstanding Common Stock, of which 730 shares are held as custodian for her daughter Frances Fielder and 950 shares are held as custodian for Kiirstin. Additionally, Ms. Fielder, as one of the two general partners of the Partnership, has shared power to direct the vote and disposition of the 1,333,332 shares of Common Stock owned by the Partnership. If Ms. Fielder is deemed to own beneficially the 1,333,332 shares of Common Stock owned by the Partnership, she would own beneficially 1,337,924 shares of Common Stock, representing 8.1% of the outstanding Common Stock.

          Each Filing Party (other than Ms. Daniel) hereby disclaims beneficial ownership of any shares of Common Stock owned by Ms. Daniel. Each Filing Party (other than Ms. Fielder) hereby disclaims beneficial ownership of any shares of Common Stock owned by Ms. Fielder. The filing of this statement shall not be construed as an admission that any of the Filing Parties is the beneficial owner of any shares of Common Stock with respect to which beneficial ownership is disclaimed. Each Filing Party disclaims the existence of a "group" with any person as contemplated by Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.

          The calculation of percentages of outstanding Common Stock set forth herein is based upon 16,544,047 shares of Common Stock outstanding as of November 5, 1996, as reported by the Company in its Form 10-Q for the quarter ended September 30, 1996. See Item 3 above for information on transactions in the Common Stock by the Filing Persons that were effected during the past 60 days, which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth herein, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 herein and between such persons and any person with respect to the securities of the Company.

                                                           Page 9 of 12 Pages

Item 7.   Materials to be filed as Exhibits.

          Exhibit A -    Agreement Among Filing Parties dated
                         November 22, 1996 by and among the Filing
                         Parties.
                                                           Page 10 of 12 Pages

                             Signature

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   November 22, 1996          WELLER INVESTMENT LTD.

                                   By:  /s/
                                        --------------------------------
                                        Sarah M. Daniel, General Partner

Date:   November 22, 1996

                                        /s/
                                        -------------------------------
                                        Sarah M. Daniel, Individually
Date:   November 22, 1996
                                        /s/
                                        -------------------------------
                                        Lucile B. Fielder, Individually
                                                         Page 11 of 12 Pages

                             Exhibit A

                  AGREEMENT AMONG FILING PARTIES

     This agreement is made and entered into by and among Weller
Investment Ltd., Sarah M. Daniel and Lucile B. Fielder (collectively, the "Filing Parties").

     WHEREAS, Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that, when a
Schedule 13D is filed on behalf of more than one person, an agreement be executed and filed as an Exhibit to the Schedule 13D reflecting that the Schedule 13D is being filed on behalf of such persons;

     NOW, THEREFORE, in consideration of the premises and the mutual promises of the parties hereto, the Filing Parties hereto agree as follows:

     1. Each Filing Party agrees that a single Schedule 13D (and all amendments thereto) shall be filed jointly on behalf of the Filing Parties with respect to the shares of common stock, $1.50 par value per share, of Frozen Food Express Industries, Inc.

     2. Each Filing Party acknowledges and agrees that, pursuant to Rule 13D-1(f)(1) under the Exchange Act, each Filing Party is (i) eligible to use the Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such Filing Party contained in such Schedule 13D. None of the Filing Parties, however, shall be responsible for the completeness or accuracy of the information concerning the other Filing Parties contained in such
Schedule 13D, or any amendments thereto, unless such Filing Party knows or has reason to believe that such information is inaccurate.

     3. This agreement shall not be assignable by any Filing Party. Any assignment in violation of the foregoing shall be null and void.

     4. This agreement shall terminate upon the first to occur of the following:

          (a)  The death of any individual Filing Party; or
          (b) Written notice of termination given by any Filing Party to the other Filing Parties.

This agreement may be executed in several counterparts, each of which shall be deemed to be an original hereof.

                                                         Page 12 of 12 Pages

     EXECUTED this 22nd day of November, 1996.


Date:   November 22, 1996          WELLER INVESTMENT LTD.


                                   By:  /s/
                                        --------------------------------
                                        Sarah M. Daniel, General Partner

Date:   November 22, 1996


                                        /s/
                                       ---------------------------------
                                       Sarah M. Daniel, Individually

Date:   November 22, 1996


                                       /s/
                                       ---------------------------------
                                       Lucile B. Fielder, Individually